Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross declares quarterly dividend

Toronto, Ontario, November 4, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) today announced that the Company’s Board of Directors has declared a dividend of US$0.03 per common share for the third quarter of 2020.

The dividend is payable on December 10, 2020 to shareholders of record as of the close of business on November 25, 2020. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes while dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corp.

www.kinross.com